CHRISTOPHER F. SCHULTZ

MEMBER, NY AND MA BARS

DIRECT DIAL NO.: 646-348-6755

E-MAIL ADDRESS: CFSCHULTZ@PBNLAW.COM

June 11, 2007

EDGAR AND HAND DELIVERY

Ms. Julia E. Griffith, Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Moscow CableCom Corp. Transaction Statement on Schedule 13E- 3 - File No. 005-19685 Information Statement on Preliminary Schedule 14C - File No. 000-01460

Dear Ms. Griffith:

On behalf of Moscow CableCom Corp. (“MOCC”), we hereby submit for your review Amendment No. 1 to each of MOCC’s above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and Schedule 14C (the “Information Statement”) (as amended, the “Amendments”), which were originally filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2007. In order to expedite your review we have enclosed a courtesy package that includes 5 copies of the Amendments, which have been black lined to show changes from the respective original filings.

In addition, we are providing the following responses to the comments contained in the comment letter of the staff of the Commission (the “Staff”) to MOCC, dated June 4, 2007. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that page numbers in our responses are references to the page numbers in the Amendments. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Information Statement.

Schedule 13E-3—Page 1 of Comment Letter

1.	Revise the cover page of the Schedule 13E-3 to explicitly add Moscow CableCom Corp. as a filing person. See Interpretation P.6 in our publicly available telephone interpretations manual available on the website www.sec.gov.

Ms. Julia E. Griffith

June 11, 2007

We acknowledge the Staff’s comment and have added MOCC as a filing person on the cover page of the Schedule 13E-3.

2.	Item 13 of Schedule 13E-3 requires disclosure pursuant to Item 1010(a)(2) of Regulation M-A. We noticed the filing of a Form NT 10-Q on May 16, 2007. Please confirm that the filing persons do not intend to proceed with this transaction until Moscow CableCom Corp. files a Form 10-Q in accordance with its reporting obligations.

We note the Staff’s comment and confirm that MOCC filed its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2007 on June 5, 2007.

3.	To the extent that MOCC intends to fulfill its disclosure obligations under Item 13 of Schedule 13E-3 through incorporation by reference, it must provide summarized financial information in accordance with Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3. The disclosure provided under the heading “Summary of MOCC’s Selected Historical Financial Data” does not appear to have been made in response to this disclosure item. Please revise.

We acknowledge the Staff’s comment and inform the Staff that MOCC is fulfilling its disclosure obligations under Item 13 by including its Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Commission on May 4, 2007, and its Quarterly Report on Form 10-Q for the three month period ended March 31, 2007, as filed with the Commission on June 5, 2007, in the Information Statement, where they appear as Annex D and E, respectively, and is not incorporating the required disclosure by reference. We have clarified, in the references to Annex D and E on page 65 of the Information Statement under the caption “INFORMATION CONCERNING MOCC,” that those Annexes form part of the Information Statement.

We further advise the Staff that MOCC has included for the convenience of the reader summarized financial information that is consistent with the requirements of Item 1010(c) of Regulation M-A, including the information specified in Section 1-02(bb)(1) of Regulation S-X. This revised summarized financial information appears on pages 65 and 66 of the Information Statement, under the heading “INFORMATION CONCERNING MOCC.”

Schedule 14(C)—General

4.	The cover letter indicates the board of MOCC “has resolved to submit to [their] stockholders and recommend that [their] stockholders adopt the merger agreement and approve the merger.” The letter further discusses the voting thresholds that must be reached in order to approve the merger agreement. While we recognize that RME’s action by written consent is sufficient to result in the adoption of the merger agreement, advise us whether or not MOCC security holders other than RME are eligible to execute written consents. We note, for example, the statement that refers to a record date for the delivery of written consents. To the extent that MOCC is soliciting the consent of even a single security holder, that solicitation must be filed under cover of Schedule 14A. Consents are defined as proxies under Rule 14a-1(f), in which case MOCC would be asking RME and perhaps other security holders for a proxy. Please revise the cover letter and Schedule 14C as appropriate.

Ms. Julia E. Griffith

June 11, 2007

We note the Staff’s comment and have revised the Information Statement in all appropriate places to clarify that the written consent to be signed by RME after it has acquired a majority of the outstanding MOCC voting stock, through the exercise of sufficient warrants and conversion of sufficient preferred stock, will exclusively satisfy the requirement of Delaware law that the merger agreement be adopted by a majority of the outstanding voting stock, and that MOCC is not soliciting a proxy or consent from any stockholder.

We and counsel for the RME Parties respectfully submit that Schedule 14C is the appropriate schedule (in addition to Schedule 13E-3) for this transaction in light of the considerations mentioned in the preceding paragraph and provide the following additional information in support of that submission:

(a) The fact that the MOCC board of directors has recommended the merger to its stockholders is a product of the requirement of Delaware law applicable to all “long-form” mergers and is not inconsistent with a merger transaction such as this one, where the requisite stockholder adoption of the merger agreement is to be accomplished solely by the vote or (as in this case) consent of the majority stockholder.

(b) MOCC is not soliciting RME’s consent. Rather, RME proposed this transaction structure in its original November 4, 2006 proposal to the MOCC board of directors for a negotiated merger transaction, the text of which is reproduced in full in “SPECIAL FACTORS—Background of the Merger.” That structure is reflected in the merger agreement.

(c) RME is not in a position to deliver its written consent prior to the dissemination of the definitive Information Statement because it will not, at that time, own of record a majority of the outstanding MOCC voting stock. In light of the definition of the term “purchase” in Rule 13e-3(a)(2) and the definition of the term “13e-3 transaction” in Rule 13e-3(a)(3), RME and MOCC were concerned that RME’s exercise of warrants, and conversion of Series B preferred stock, prior to the expiration of the 20-day period specified in Rule 13e-3(f)(1)(i) might not be consistent with Rule 13e-3.

(d) In order to enable RME to exercise sufficient warrants and convert sufficient preferred stock so as to own of record a majority of the outstanding voting stock and to effectuate stockholder adoption of the merger agreement exclusively through its own written consent, the board of directors of MOCC will set a record date under Delaware law once the 20-day period referred to in (c) above has expired and RME needs to be the owner of a majority of the outstanding voting stock on that record date. Once this record date is established, and RME’s consent has been delivered, stockholder adoption of the merger agreement will have been effected and, as a practical matter, other MOCC stockholders will not have an opportunity to submit any consents nor are they required to do so. They will, however, have received the information required by Schedules 13E-3 and 14C, including a description of their statutory appraisal rights.

(e) In compliance with Item 1 of Schedule 14C, the information called for by Schedule 14A is included in the Information Statement except for the information specified in Items 2 and 4 of Schedule 14A, which is inapplicable because neither MOCC nor any of the RME Parties is soliciting proxies or consents in connection with the merger.

Ms. Julia E. Griffith

June 11, 2007

5.	As the filing persons are aware based on the disclosure provided under the heading “Special Factors”, Rule 13e-3(e)(ii) requires disclosure of Items 7-9 on Schedule 13E-3 in this section. The disclosure, however, is required to be prominent and appear in the front of the disclosure document disseminated to security holders. There does not appear to be any legal requirement to include a “Summary of the Information Statement” section that intercedes between the Summary Term Sheet required by Item 1 of Schedule 13E-3 and corresponding Item 1001 of Regulation M-A and the Special Factors section required by Rule 13e-3. Advise us how the filing persons meet their disclosure obligations under the law given the current placement of the disclosure, or revise the forepart of the document accordingly.

We acknowledge the Staff’s comment and have revised the forepart of the Information Statement, by eliminating the section entitled “SUMMARY OF THE INFORMATION STATEMENT” and providing the disclosures required by Item 1 of Schedule 13E-3 under the caption “SUMMARY TERM SHEET FOR THE MERGER” beginning on page 1 of the Information Statement, which comprises the disclosure previously provided under the caption “QUESTIONS AND ANSWERS ABOUT THE MERGER” as well as well as additional information regarding the opinion of the special committee’s financial advisor that was previously in the now-deleted “SUMMARY OF THE INFORMATION STATEMENT.” We have also added, as required by Item 1 of Schedule 13E-3, cross references (where not previously included) to the applicable sections of the Information Statement where further information on the applicable summarized information appears.

Cautionary Statement Concerning Forward Looking Information, page iv

6.	Your Information Statement and several of your press releases refer to the Private Securities Litigation Reform Act of 1995. The Act does not apply to statements made in connection with a going private transaction. See Sec. 21E(b)(1)(E) of the Securities Exchange Act of 1934. Revise your document to clearly acknowledge this, and do not refer to the Private Securities Litigation Reform Act of 1995 in future communications.

We note the Staff’s comment and have revised the “CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION” to eliminate any reference to the Private Securities Litigation Reform Act of 1995 and to acknowledge that the Act does not apply to forward-looking statements in the Information Statement. We confirm that future communications relating to the going private transaction will not make reference to the Act.

Summary, page S-1

7.	Revise the second full paragraph on page S-3 to clarify whether the full board unanimously voted on the applicable resolutions, or whether not all board members voted on the resolutions.

We acknowledge the Staff’s comment and have revised the relevant disclosure under the caption “SUMMARY TERM SHEET FOR THE MERGER” on page 1 and in all other places where this disclosure appears.

Ms. Julia E. Griffith

June 11, 2007

Special Factors, page 1

8.	Expand your disclosure concerning the premium that the merger consideration represents to include other benchmarks over a longer period of time, rather than only the closing price on the day before announcement. Item 1014(b) of Regulation M-A requires the filing parties to discuss whether their opinion as to the substantive fairness of the transaction was based in part on the historical prices of MOCC.

We note the Staff’s comment and respectfully submit that MOCC has complied with its disclosure obligations under Item 1014(b) of Regulation M-A (with respect to the special committee’s historic market prices) by means of the second bullet point under the heading “SPECIAL FACTORS – Reasons for the Special Committee’s Determination; Fairness of the Merger” on page 17 of the Information Statement, where the special committee’s consideration is discussed in detail.

In response to the Staff’s comment and Instruction 2(i) and (ii) of Item 1014 of Regulation M-A, in the amended Information Statement MOCC has expanded this disclosure to include reference to the premium that the merger consideration represents over the highest closing price for MOCC common stock for the period beginning January 1, 2006 and ending on November 3, 2006 (the last day of trading before the public announcement of RME’s offer to purchase MOCC).

In further response to the Staff’s comment, MOCC has revised the disclosure in the section titled “SPECIAL FACTORS – Purpose of the Merger; Consideration of Alternatives” on page 5 of the Information Statement to delete the reference to only one measure of premium.

Counsel for the RME Parties has authorized us to advise the Staff that the RME Parties believe the disclosure contained in the original Information Statement, which now appears on page 27, was and is a materially accurate and responsive description of the market price data that the RME Parties consider relevant to their determination regarding substantive fairness to the unaffiliated stockholders.

RME Parties, page 1

9.	Revise the disclosure which states that the RME parties were not aware of any offers for the company over the past two years to clarify that neither RME nor the Board sought a buyer for the company during that period.

We acknowledge the Staff’s comment and have revised the disclosure in “SPECIAL FACTORS – Moscow CableCom” and “SPECIAL FACTORS – RME Parties” on page 5 of the Information Statement accordingly.

Ms. Julia E. Griffith

June 11, 2007

Background of the Merger, page 1

10.	Update the disclosure in your amendment to include information regarding the outcome of the private sale transaction with COMCOR.

In response to the Staff’s comment, the disclosure regarding the private sale transaction with COMCOR in “SPECIAL FACTORS—Background of the Merger” on page 5 has been revised accordingly. An identical disclosure has been included on page 68.

11.	Confirm that you have filed all of the additional information and financial analyses Goldman Sachs provided to RME in connection with its price analysis in October, 2006, or explain why you believe that the information is not material.

Counsel for the RME Parties has authorized us to provide the Staff with the confirmation requested by this Comment.

12.	We do not see a filing of the written November 10, 2006 financing commitment from RME to the Company, which appears to be material. Please advise, or file the document.

In response to the Staff’s comment, we have filed the commitment and the related guarantee as Exhibits (d)(42) and (d)(43) to the Schedule 13E-3. The commitment and related guarantee, each dated May 22, 2007 and referred to on page 38 of the Information Statement and in Annex E, have also been filed as Exhibits (d)(40) and (d)(41) to the Schedule 13E-3.

13.	Revise to include the substance of the discussions that took place at the January 9, 2007 and January 15, 2007 meetings of the special committee.

In response to the Staff’s comment, MOCC has revised the discussion of the January 9, 2007 and January 15, 2007 meetings of the special committee to address the substance of the discussions that took place at such meetings.

Reasons for the Special Committee’s Determination: Fairness of the Merger, page 12

14.	In the last bullet point of page 13, clarify that while no third parties had expressed an interest in the company, no third parties were solicited.

In response to the Staff’s comment, on page 18 of the amended Information Statement MOCC has revised the discussion of the absence of alternative proposals to clarify that the special committee did not solicit offers from third parties.

Reasons for the Board of Directors Determination; Fairness of the Merger, page 15

15.

We note references to the transaction being fair to and in the best interests of MOCC and its stockholders (other than its interested stockholders). As stated in the Division of Corporation Finance’s publicly available Excerpt of the November 2000 Current Issues Outline beneath the Rule 13e-3 guidance on our website, members of senior management of the issuer, such as officers

Ms. Julia E. Griffith

June 11, 2007

and directors, are generally deemed affiliates. These affiliates may own common equity of the issuer. Accordingly, please revise this statement so that it is expressly directed to unaffiliated security holders. The references to “other than interested stockholders” neither complies with Item 8 of Schedule 13E-3 nor corresponding Item 1014(a) of Regulation M-A. We recognize the disclosure shifts to directly address the fairness of the transaction to unaffiliated security holders, but the Board has created an inconsistent approach that must be corrected.

In response to Staff’s comment, MOCC respectfully advises the Staff that under the heading “INFORMATION CONTAINED IN THIS INFORMATION STATEMENT” on page iii of the Information Statement, MOCC has defined “unaffiliated stockholders” to mean holders of shares of MOCC common stock and holders of MOCC Series A preferred stock other than the RME Parties, COMCOR, and the directors and officers of MOCC. In order to clarify the related disclosure, in the amended Information Statement MOCC has revised references to the stockholders of MOCC other than interested stockholders to refer to unaffiliated stockholders on the first page of the Letter to Stockholders and in the other places where this reference appears in the Information Statement.

16.	Item 1014(b) of Regulation M-A requires a discussion of the material factors upon which a belief as to fairness is based as to each filing person. The discussion of factors considered in determining the fairness of the proposed transaction should address the factors set forth in general Instruction (2) to Item 1014 of Regulation M-A. While we recognize that not all of the factors may have been material to the fairness determination, we believe that at least certain minimal elements should be included in this discussion. Each filing person in this filing must expand the fairness discussion in support of their fairness determination with regard to the impending purchase to specifically address the Item 1014(b) factors to the extent not already addressed. If conclusions were reached that none of the omitted factors were material, please disclose the bases for such conclusions. For example, going concern value must be specifically addressed (and defined if necessary) by the Board in addition to historical stock prices. See Questions and Answers Nos. 20 & 21 in Exchange Act Release No. 17719 (April 13, 1981).

In response to the Staff’s comment, in the amended Information Statement, MOCC has revised the discussion of the special committee’s fairness determination in the section entitled “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger” at pages 17-18 of the Information Statement to reference going concern value, joining the discussion previously included regarding net book value and liquidation value. Regarding the board of directors’ determination of fairness, we respectfully submit that the existing disclosure that the board has adopted the analyses and conclusion of the special committee in the third bullet of the section entitled “SPECIAL FACTORS—Reasons for the Board of Directors’ Determination; Fairness of the Merger.”

Counsel for the RME Parties has authorized us to advise the Staff that, with the addition of a bullet on page 27 referencing the price at which RME purchased common stock and warrants from MOCC in the most recently-completed private placement and the paragraph added on page 29 in response to Comment 17, the enumeration of factors contained on pages 25 through 29 was and is a materially accurate and responsive description of the factors that the RME Parties consider relevant to their determination regarding fairness to the unaffiliated stockholders.

Ms. Julia E. Griffith

June 11, 2007

17.	All filing persons, including the Board of Directors on behalf of the issuer, must explicitly acknowledge the absence of the procedural protections in Item 1014(c)-(e) of Regulation M-A when making their procedural fairness determination. At present, the absence of only one of these protections has been acknowledged. See Q&A No. 21 in Release No. 34-17719 (April 13, 1981).

We respectfully note that MOCC provided the requested explicit acknowledgement in the language that now appears on page 43 under the caption “SPECIAL FACTORS—Provisions for Unaffiliated Security Holders.”

Counsel for the RME Parties has authorized us to advise the Staff that, in response to this comment, a new final paragraph containing the requested explicit acknowledgement has been added on page 29 under the caption “SPECIAL FACTORS—Reasons of the RME Parties for the Merger; Fairness of the Merger.”

Opinion of Special Committee’s Financial Advisor, page 16

18.	Summarize the financial forecasts and operating plans relating to the business that you discuss in the third bullet point and the first full paragraph on page 17.

MOCC supplementally advises the Staff that, as currently disclosed on pages 22 through 24 of the Information Statement, Lazard reviewed and utilized two sets of financial forecasts and other data, referred to in the Information Statement as the preliminary 2007 annual operating plan and the adjusted preliminary 2007 annual operating plan. Each of the preliminary 2007 annual operating plan and the adjusted preliminary 2007 annual operating plan has been summarized on pages 31 and 32 of the Information Statement under the caption “Our Projected Financial Information.” In response to the Staff’s comment, in the section of the Information Statement cited in the Staff’s comment, MOCC has added a reference directing the reader to the section titled “SPECIAL FACTORS—Our Projected Financial Information” for a summary of these forecasts.

Reasons of the RME Parties for the Merger, Fairness of the Merger, page 20

19.	In your discussion of RME’s basing its fairness determination on the special committee’s conclusion, please state whether RME has relied on the special committee’s, and the financial advisor’s, analysis in reaching its conclusions. To the extent that RME is relying on such analysis to fulfill its own disclosure obligation under Item 1014(b) of Regulation M-A, it must adopt the analysis in the disclosure. See Question and Answer 20 in Exchange Act Release No. 17719 (April 13, 1981).

Counsel for the RME Parties has authorized us to advise the Staff that the text in the preliminary Information Statement to which this comment was directed has been deleted because, upon re-examining the entirety of the section captioned “SPECIAL FACTORS—Reasons of the RME Parties for the Merger; Fairness of the Merger” (including additional language added to that section in response to Comment 16) in light of the comment and the sections captioned “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger” and “—Reasons for the Board of Directors’ Determination; Fairness of the Merger,” the RME Parties have concluded that the omitted text is unnecessary. Accordingly, the RME Parties are not relying for their fairness determination on the analysis of the special committee or its financial advisor.

Ms. Julia E. Griffith

June 11, 2007

Estimated Fees and Expenses of the Merger, page 36

20.	Furnish the information called for in the table with your amendment.

We advise the Staff that we have furnished the information requested.

Where You Can Find More Information, page 64

21.	Please revised to include the SEC’s correct street address.

We advise the Staff that we have revised the SEC’s street address accordingly.

MOCC acknowledges, and advises the Staff that it is authorized by counsel to the RME Parties to acknowledge on their behalf, that:

•	Each filing party is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	MOCC and the RME Parties may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please call Christopher F. Schultz (646-348-6755) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

Christopher F. Schultz

cc:	Henry Lesser, Esq.
Scott F. Smith, Esq.